UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)

(Name of Issuer)

Texas Pacific Land Trust

(Title of Class of Securities)

Sub-share Certificates

(CUSIP Number)

882610108

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

Jay Kesslen

c/o Horizon Kinetics LLC

470 Park Avenue South

New York, NY 10016

(Date of Event which Requires Filing of this Statement)

January 11, 2021

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. Horizon Kinetics Asset Management LLC 13-3776334
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power

9. Sole Dispositive Power
0

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0
14. Type of Reporting Person
IA

This Amendment No. 13 to the Schedule 13D (this "Amendment No. 13") relates to the sub-share certificates of proprietary interests (the "Shares") of Texas Pacific Land Trust ("TPL") and amends the Schedule 13D Amendment 12 filed on December 14, 2020 (the "Schedule 13D 12" and, together with this Amendment No. 13, the "Schedule 13D"). Capitalized terms used and not defined in this Amendment No. 13 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 13 is being filed by Horizon Kinetics Asset Management LLC ("Horizon") a Delaware limited liability company, a wholly owned subsidiary of Horizon Kinetics LLC.

As a result of the Termination Agreement (as defined below) and the "corporate reorganization" (as described below), on January 11, 2021, Horizon ceased to be the beneficial owner of 5% or more of the Shares.  The filing of this Amendment No. 13 represents the final amendment to the Original Schedule 13D and constitutes an exit filing for Horizon.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended by adding the following:

The Trustees of the Trust previously approved a plan for reorganizing the Trust from its current structure to a corporation formed under the laws of the State of Delaware named Texas Pacific Land Corporation ("TPL Corporation"). In connection with the corporate reorganization, the trading of the Shares ceased prior to the market opening on January 11, 2021 and the new common stock of TPL Corporation began trading on the New York Stock Exchange.  The Trust distributed all of the shares of common stock, par value $0.01, of TPL Corporation to holders of Shares, on a pro rata basis in accordance with their interests in the Trust.  At or about such time, the Shares were cancelled.  Accordingly, Horizon ceased to beneficially own more than 5% of the Shares and became stockholders of TPL Corporation.

Prior to the market opening on January 11, 2021, Horizon and SoftVest Advisors by mutual written agreement, terminated their cooperation agreement dated March 15, 2019 (as amended), pursuant to which the parties had agreed to take certain actions with respect to the Issuer's securities (the "Termination Agreement").  Accordingly, Horizon and SoftVest Advisors may no longer be deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated thereunder.

The foregoing description of the Termination Agreement is qualified by the full text of the Termination Agreement, which is attached hereto as Exhibit 12 and is incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a), (b), (c) and (e) of the Schedule 13D is amended and restated as follows:

(a) (b)  In connection with the corporate reorganization, as of the close of business on January 11, 2021, Horizon no longer beneficially own any Shares.

(c)  The response set forth in Item 4 of this Amendment No. 13 is incorporated herein by reference and is qualified in its entirety by reference to the Merger Agreement.

(e)  In connection with the Termination Agreement and the corporate reorganization, on January 11, 2021 Horizon ceased to beneficially own more than 5% of the Shares.

The right to dividends from, or proceeds from the sale of such Shares resides with the beneficial owners of such accounts, and Horizon with respect to its proprietary accounts.  Transactions effected by Horizon in the last 60 days are as listed below.  All sales were the result of a client direction or account limitation, and no sales were made in any proprietary account.

Name of Reporting Person	Date of Transaction	Buy/Sale	Aggregate Amount of Securities	Average Price Per Share
Horizon Kinetics Asset Management LLC	11/13/2020	Buy	99	549.85
Horizon Kinetics Asset Management LLC	11/13/2020	Sale	104	549.85
Horizon Kinetics Asset Management LLC	11/16/2020	Buy	121	579.99
Horizon Kinetics Asset Management LLC	11/16/2020	Sale	174	576.15
Horizon Kinetics Asset Management LLC	11/17/2020	Buy	142	583.01
Horizon Kinetics Asset Management LLC	11/17/2020	Sale	176	582.21
Horizon Kinetics Asset Management LLC	11/18/2020	Buy	116	581.59
Horizon Kinetics Asset Management LLC	11/20/2020	Buy	404	579.17
Horizon Kinetics Asset Management LLC	11/20/2020	Sale	270	575.63
Horizon Kinetics Asset Management LLC	11/24/2020	Buy	10	630.00
Horizon Kinetics Asset Management LLC	11/24/2020	Sale	5	618.05
Horizon Kinetics Asset Management LLC	11/25/2020	Buy	111	622.98
Horizon Kinetics Asset Management LLC	11/25/2020	Sale	110	617.34
Horizon Kinetics Asset Management LLC	11/27/2020	Buy	160	591.87
Horizon Kinetics Asset Management LLC	11/27/2020	Sale	129	591.23
Horizon Kinetics Asset Management LLC	11/30/2020	Buy	108	609.92

Horizon Kinetics Asset Management LLC	11/30/2020	Sale	113	609.92
Horizon Kinetics Asset Management LLC	12/1/2020	Buy	116	614.01
Horizon Kinetics Asset Management LLC	12/1/2020	Sale	121	614.01
Horizon Kinetics Asset Management LLC	12/2/2020	Buy	122	620.20
Horizon Kinetics Asset Management LLC	12/2/2020	Sale	130	620.16
Horizon Kinetics Asset Management LLC	12/3/2020	Buy	189	640.52
Horizon Kinetics Asset Management LLC	12/3/2020	Sale	204	639.79
Horizon Kinetics Asset Management LLC	12/4/2020	Buy	187	669.96
Horizon Kinetics Asset Management LLC	12/4/2020	Sale	192	669.96
Horizon Kinetics Asset Management LLC	12/7/2020	Buy	167	669.39
Horizon Kinetics Asset Management LLC	12/7/2020	Sale	176	669.39
Horizon Kinetics Asset Management LLC	12/8/2020	Buy	167	672.00
Horizon Kinetics Asset Management LLC	12/8/2020	Sale	305	668.83
Horizon Kinetics Asset Management LLC	12/9/2020	Buy	167	682.88
Horizon Kinetics Asset Management LLC	12/9/2020	Sale	452	677.60
Horizon Kinetics Asset Management LLC	12/10/2020	Buy	167	693.02
Horizon Kinetics Asset Management LLC	12/10/2020	Sale	172	693.02

Horizon Kinetics Asset Management LLC	12/11/2020	Buy	156	692.00
Horizon Kinetics Asset Management LLC	12/11/2020	Sale	201	692.00
Horizon Kinetics Asset Management LLC	12/14/2020	Buy	106	684.00
Horizon Kinetics Asset Management LLC	12/14/2020	Sale	280	679.38
Horizon Kinetics Asset Management LLC	12/15/2020	Buy	101	700.00
Horizon Kinetics Asset Management LLC	12/15/2020	Sale	163	699.15
Horizon Kinetics Asset Management LLC	12/16/2020	Buy	103	719.90
Horizon Kinetics Asset Management LLC	12/16/2020	Sale	266	712.81
Horizon Kinetics Asset Management LLC	12/17/2020	Buy	190	723.53
Horizon Kinetics Asset Management LLC	12/17/2020	Sale	195	723.53
Horizon Kinetics Asset Management LLC	12/18/2020	Buy	108	740.62
Horizon Kinetics Asset Management LLC	12/18/2020	Sale	118	740.62
Horizon Kinetics Asset Management LLC	12/21/2020	Buy	279	724.50
Horizon Kinetics Asset Management LLC	12/21/2020	Sale	1040	729.25
Horizon Kinetics Asset Management LLC	12/22/2020	Buy	111	700.00
Horizon Kinetics Asset Management LLC	12/22/2020	Sale	248	709.31
Horizon Kinetics Asset Management LLC	12/23/2020	Buy	223	698.33

Horizon Kinetics Asset Management LLC	12/23/2020	Sale	228	698.55
Horizon Kinetics Asset Management LLC	12/24/2020	Buy	1061	693.06
Horizon Kinetics Asset Management LLC	12/24/2020	Sale	1106	692.51
Horizon Kinetics Asset Management LLC	12/28/2020	Buy	111	694.00
Horizon Kinetics Asset Management LLC	12/28/2020	Sale	112	694.00
Horizon Kinetics Asset Management LLC	12/29/2020	Buy	115	686.06
Horizon Kinetics Asset Management LLC	12/29/2020	Sale	121	686.06
Horizon Kinetics Asset Management LLC	12/30/2020	Buy	109	723.49
Horizon Kinetics Asset Management LLC	12/30/2020	Sale	129	721.59
Horizon Kinetics Asset Management LLC	12/31/2020	Buy	172	727.00
Horizon Kinetics Asset Management LLC	12/31/2020	Sale	196	727.00
Horizon Kinetics Asset Management LLC	1/4/2021	Buy	91	756.56
Horizon Kinetics Asset Management LLC	1/4/2021	Sale	136	756.03
Horizon Kinetics Asset Management LLC	1/5/2021	Buy	90	795.00
Horizon Kinetics Asset Management LLC	1/5/2021	Sale	107	793.43
Horizon Kinetics Asset Management LLC	1/6/2021	Buy	113	793.02
Horizon Kinetics Asset Management LLC	1/6/2021	Sale	236	793.60

Horizon Kinetics Asset Management LLC	1/7/2021	Buy	103	778.68
Horizon Kinetics Asset Management LLC	1/7/2021	Sale	108	778.68
Horizon Kinetics Asset Management LLC	1/8/2021	Buy	113	801.00
Horizon Kinetics Asset Management LLC	1/8/2021	Sale	123	801.00

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is amended by adding the following:

The response to Item 4 of this Amendment No. 13 is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit Number	Description of Exhibits
12.	Termination Agreement dated January 11, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2021

/s/ Jay Kesslen

Jay Kesslen

General Counsel

Horizon Kinetics LLC

 Horizon Kinetics Asset Management LLC

TERMINATION AGREEMENT

January 11, 2021

Reference is made to (i) that certain Cooperation Agreement, dated March 15, 2019 (as amended, the "Cooperation Agreement") by and among SoftVest Advisors, LLC ("SoftVest"), Horizon Kinetics LLC ("Horizon"), Tessler Family Limited Partnership, and ART-FGT Family Partners Limited and (ii) that certain Agreement, dated March 27, 2020 whereby the Tessler Family Limited Partnership, and ART-FGT Family Partners Limited withdrew as parties to the Cooperation Agreement.

The Trustees of Texas Pacific Land Trust (the "Trust") have approved a plan for reorganizing the Trust from its current structure to a corporation formed under the laws of the State of Delaware which will be named Texas Pacific Land Corporation ("TPL Corporation").  The trading of sub-share certificates of the Trust will cease prior to the market opening and the new common stock of TPL Corporation will begin trading on the New York Stock Exchange on January 11, 2021.

SoftVest and Horizon hereby mutually agree to terminate the Cooperation Agreement, effective immediately (the "Termination").  Each of SoftVest and Horizon agree and acknowledge that as of the execution hereof (i) they have no agreement, arrangement or understanding whatsoever among themselves with respect to the acquisition, holding, voting or disposition of securities of the Trust of TPL Corporation and (ii) each may vote or dispose of any securities of the Trust and TPL Corporation that they may beneficially own in their sole discretion, subject to any contractual obligations each may have to other third parties.

For the avoidance of doubt, Sections 5, 6(d), 7, 8 and 9 of the Cooperation Agreement shall survive the Termination.

[The remainder of this page was intentionally left blank.]

The parties have caused this Termination Agreement to be executed as of January 11, 2021.

HORIZON KINETICS LLC

By:	/s/Jay Kesslen
	Name:	Jay Kesslen
	Title:	General Counsel

SOFTVEST ADVISORS, LLC

By:	/s/Eric L. Oliver
	Name:	Eric L. Oliver
	Title:	President